AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the nine months ended March 31, 2023 and year ended June 30, 2022
(in Canadian Dollars)

Management’s Discussion & Analysis

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Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended March 31, 2023

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s audited consolidated financial statements as at and for the nine months ended March 31, 2023 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards (“IFRS”). The MD&A has been prepared as of June 14, 2023 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

In 2022, the Company announced a change to its fiscal year end from June 30 to March 31. The Company filed a notice of change of year end on February 24, 2023 pursuant to Part 4 of NI 52-102. Consequently, the Company is reporting annual financial results for a nine-month transition period from July 1, 2022 to March 31, 2023 compared to the twelve months ended June 30, 2022 (“FY 2022”). References to “fiscal 2023” or “FY 2023” are in respect of the nine months ended March 31, 2023.

Given the Company’s change in year end and recent business transformation initiatives to realign its operational footprint and increase financial flexibility, in addition to year over year comparison, this MD&A provides comparative disclosures for the third quarter ended March 31, 2023 (“Q3 2023”) to the third quarter of fiscal 2022 ended March 31, 2022 (“Q3 2022”) and to the second quarter of fiscal 2023 ended December 31, 2022 (“Q2 2023”). Management believes that these comparatives provide relevant and current information.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, Financial Statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.” The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 3498 - 63 Avenue, Leduc, Alberta, Canada, T9E 0G8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland, and Australia. Aurora has established a leading market position in most of these countries; and

•Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

In addition, the Company will strategically invest in opportunities that support its principal cannabis operations. On August 25, 2022, a wholly owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The acquisition of a controlling interest in Bevo allows the Company to immediately benefit from a profitable, cash flow positive and growing business, and may have the potential to add long term value to Aurora's existing cannabis business via the application of Bevo's industry extensive propagation expertise

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

Medical leadership

Our established leadership in the Canadian and International medical markets positions us well for new regulated medical market openings, as well as potential U.S. federal legalization of medical cannabis. At the core of Aurora’s objective to deliver positive EBITDA and operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a

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direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable cash gross profit margins (adjusted gross profit before FV) of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that generally delivers cash gross profit margins exceeding 60%. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that allow us to win new businesses as new medical and recreational markets open.

Consumer Repositioning

Leveraging our leading strength in science, cultivation and post-harvest processing, and the acquisition of the Thrive business, we believe that our changes to leadership and internal processes have now positioned Aurora to build a profitable and growing Canadian consumer business. Advances in Aurora production related to cultivar breeding, cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvement in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new and exciting portfolio that are a 30% or better improvement from our legacy cultivars. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the six to nine months following launch.

Combined, Aurora’s ability to deliver products that deliver exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins, allow us to build a profitable and growing business, and provide the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Science leadership: Genetics, Breeding, Biosynthetics

Our scientific leadership and ongoing investment in cannabis breeding and genetics continue to provide Aurora with a strong competitive advantage in international and domestic medical and Canadian consumer channels. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, has produced 10 new cultivar launches in Canada during fiscal 2023; two of these – Sourdough and Farm Gas – have also been launched in Europe and Australia and are expected to drive revenues by injecting rotation and variety into our product pipeline, specifically in the super high THC category. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking. Since its first harvest in spring 2022, Sourdough has consistently delivered >28% THC (average of 28.8%) in our San Rafael brand and a number of our new launches have achieved >30% THC. As we look ahead, we plan to continue to roll out a robust pipeline of new flower product on a quarterly basis to global markets.

In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs, providing Aurora with the ability to leverage significantly more yield on a g/m2 basis than our competitors. Starting with Farm Gas in Spring 2022, Aurora now has a suite of cultivars that all deliver significantly higher volume of premium-quality flower than our legacy portfolio, in some cases doubling traditional cultivars. Aurora’s “next-generation” cultivars, developed in-house and produced across our network of sites, allow us to produce top quality flower at industry leading margins.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program, a large medical market expected to open fully in the next two years. In addition, Aurora is at the forefront of large developing federally legal consumer markets and has a leading position in the German medical market as that country’s government works toward introducing consumer market legislation.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice and position us to be successful in lucrative components of the cannabis value chain.

Financial leadership in a rapidly maturing industry

Aurora believes that profitable growth, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical business, with country diversification, growth, and strong gross margins provides the foundation for profitability and positive cash flow. To complete the progression to positive cash flow, Aurora is continuing to right size SG&A costs, centralize and optimize production facilities, and leverage the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to high margin segments of the market.

Aurora has one of the strongest balance sheets in the Canadian Cannabis industry with approximately $230.1 million of cash on hand as of June 14, 2023 and access to securities registered for sale under a base shelf prospectus filed on April 27, 2023 (the “2023 Shelf Prospectus”) currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus, approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$241 million is available for potential new issuances.

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Cash flow continues to improve with a reduction in cash used in operations, excluding working capital1 to $15.1 million in Q3 2023 (Q2 2023 - $35.5 million; Q3 2022 - $63.9 million) and minimal levels of capital expenditures. The Company’s plan to reduce costs by a further $40 million annualized before the end of fiscal 2024 is expected to continue to improve operating cash use over the next several quarters and support the Company’s initiative to achieve positive free cash flow by the end of the calendar year 2024.

Condensed Statement of Comprehensive Loss

	Three months ended			9 months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	June 30, 2022
Net revenue (1a)	$64,026	$61,679	$50,434	$174,968	$221,339
Gross profit (loss) before FV adjustments (1b)	$20,578	$2,116	($10,003)	$24,133	$8,626
Gross (loss) profit	$18,653	($16,170)	($14,189)	$775	$21,225
Operating expenses	$51,336	$55,426	$58,192	$158,878	$252,674
Loss from operations	($32,683)	($71,596)	($72,381)	($158,103)	($231,449)
Other income (expense)	($57,704)	$4,315	($939,996)	($63,429)	($1,488,671)
Net loss	($87,225)	($67,183)	($1,012,175)	($206,295)	($1,717,979)
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent..

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q3 2023	Q3 2022	$ Change	% Change	Q2 2023	$ Change	% Change
Financial Results
Total net revenue (1)(2a)	$64,026	$50,434	$13,592	27%	$61,679	$2,347	4%
Medical cannabis net revenue (1)(2a)	$37,986	$39,359	($1,373)	(3%)	$39,514	($1,528)	(4%)
Consumer cannabis net revenue (1)(2a)	$14,491	$10,339	$4,152	40%	$14,647	($156)	(1%)
Plant propagation net revenue (1)(2a)	$10,754	$—	$10,754	100%	$6,630	$4,124	62%
Adjusted gross margin before FV adjustments on total net revenue (2b)	48%	54%	N/A	(6%)	45%	N/A	3%
Adjusted gross margin before FV adjustments on core cannabis net revenue (2b)	51%	57%	N/A	(6%)	49%	N/A	2%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	60%	64%	N/A	(4%)	61%	N/A	(1%)
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	25%	29%	N/A	(4%)	20%	N/A	5%
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	36%	—%	N/A	36%	15%	N/A	21%
Adjusted SG&A expense(2d)(5)	$28,351	$35,637	($7,286)	(20%)	$25,428	$2,923	11%
Adjusted R&D expense(2d)	$1,987	$2,637	($650)	(25%)	$1,217	$770	63%
Adjusted EBITDA (2c)(5)	$310	($10,018)	$10,328	103%	$1,428	($1,118)	(78%)

Balance Sheet
Working capital (2e,f)	$237,622	$577,566	($339,944)	(59%)	$409,729	($172,107)	(42)%
Cannabis inventory and biological assets (3)	$93,081	$118,729	($25,648)	(22%)	$93,675	($594)	(1)%
Total assets	$926,322	$1,570,252	($643,930)	(41%)	$1,023,835	($97,513)	(10)%

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (2g)	$4.75	$5.41	($0.66)	(12%)	$4.79	($0.04)	(1)%
Kilograms sold (4)	16,578	9,722	6,856	71%	15,269	1,309	9%
(1)Includes the impact of actual and expected product returns and price adjustments (Q3 2023 - $0.3 million; Q2 2023 - $2.0 million; Q3 2022 - $0.4 million).
(2)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
1 “Working capital” is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

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f.Current liabilities includes the current portion of convertible debentures. As at March 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
g.Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q3 2023 - $37.2 million; Q2 2023 - $41.5 million; Q3 2022 - $40.1 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q3 2023 - $4.5 million; Q2 2023 - $5.7 million; Q3 2022 - $5.0 million).
(3)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)The kilograms sold is offset by the grams returned during the period.
(5)Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.

Key Developments During and Subsequent to the Three Months Ended March 31, 2023

Financing Activities

Convertible Debt Buy Back

Subsequent to March 31, 2023, the Company repurchased approximately U.S$50.9 million aggregate principal amount of convertible senior notes for aggregate cash consideration of approximately U.S$46.0 million, and issued 6,354,529.00 Common Shares in settlement of a further U.S$4.0 million principal of this debt.

Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

ATM Program

During the three months ended March 31, 2023, the Company issued 4,650,088 common shares under the under the Company’s 2021 at-the- market (ATM) program (the “ATM Program”) for net proceeds of US$3.6 million.

Subsequent to March 31, 2023, the Company issued 2,145,350 common shares under the ATM Program for gross proceeds of US$1.4 million. Following the filing of the 2023 Shelf Prospectus the ATM Program ceased to operate. The Company may in the future file a supplement to the 2023 Shelf Prospectus in order to utilize a new ATM program.

Credit Facility

On April 11, 2023, the Credit Agreement was amended to reduce the term loan by $9.7 million to $38.1 million and increase the revolver by $4.0 million to $12.0 million.

Operating Activities

During the three months ended March 31, 2023, the Company noted indicators of impairment for its Aurora Nordic facility located in Denmark, due to a number of operational and regulatory challenges. On May 24, 2023, the Company formally made the decision to close its Aurora Nordic facility.

During the three months ended March 31, 2023, the Company noted indicators of impairment for its Growery facility and R&D facility, both located in the Netherlands, due to regulatory and financial uncertainty and other commercial factors. On June 13, 2023, the Company formally made the decision to exit the agreement with Growery, one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment, in order to focus on other international growth priorities. Upon completion, the Company will not have any material commercial interests in the Netherlands going forward.

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Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and nine months ended March 31, 2023 and the comparative periods.

($ thousands)	Three months ended			Nine months ended	Year ended
	March 31, 2023	December 31, 2022	March 31, 2022(3)	March 31, 2023	June 30, 2022(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	24,180	25,752	24,775	73,330	100,738
International medical cannabis revenue	13,806	13,762	13,884	35,735	63,598
International medical cannabis revenue provisions	—	—	700	—	(1,675)
Total international medical cannabis net revenue	13,806	13,762	14,584	35,735	61,923
Total medical cannabis net revenue	37,986	39,514	39,359	109,065	162,661

Consumer cannabis net revenue(1)
Consumer cannabis net revenue	14,750	16,652	11,418	45,827	61,332
Consumer cannabis net revenue provisions	(259)	(2,005)	(1,079)	(2,976)	(4,857)
Total consumer cannabis net revenue	14,491	14,647	10,339	42,851	56,475

Wholesale bulk cannabis net revenue(1)
Core wholesale bulk cannabis net revenue	307	664	—	971	—
Non-core wholesale bulk cannabis net revenue	488	224	736	1,400	2,207
Wholesale bulk cannabis net revenue	795	888	736	2,371	2,207

Total cannabis net revenue	53,272	55,049	50,434	154,287	221,343
		—	—	—	—
Plant propagation revenue(2)	10,754	6,630	—	20,681	—

Total net revenue	64,026	61,679	50,434	174,968	221,343
(1)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.
(2)Comprised of revenue from Bevo. Revenue for fiscal 2023 reflects the period from August 26, 2022 to March 31, 2023.
(3)Prior year comparatives have been recast to conform to the current period’s presentation.

Medical Cannabis Net Revenue

During the three months ended March 31, 2023, medical cannabis net revenue was $38.0 million as compared to the prior quarter of $39.5 million, and $39.4 million in the same period of the prior year, representing decreases of $1.5 million and $1.4 million, respectively.

Aurora’s international medical cannabis net revenue of $13.8 million in Q3 2023 remained steady against the prior quarter of $13.8 million. Compared against the same period in the prior year of $14.6 million, the decline of $0.8 million is largely due to a temporary situation of limited supply on high-demand cultivars in certain EU markets as the Company experienced production issues at its Nordic production facility. The decrease was partially offset with higher volumes sold into Australia, a key export market for the Company.

The Company’s Canadian medical cannabis net revenue was $24.2 million in Q3 2023 as compared to $25.8 million in Q2 2023, and $24.8 million in Q3 2022. The sequential decrease of $1.6 million was due primarily to the timing of shipments as there were a large volume of sales shipments in-transit at the end of Q1 2023, resulting in higher sales in Q2 2023. The slight decrease of $0.6 million as compared to the same period in the prior year is due primarily to slightly lower volumes into the oils segment, offset partially with higher volumes into pre-rolls and gummies, as the Company continues to innovate its product portfolio. The Company continues to focus its Canadian medical cannabis business on serving the high-margin, low-elasticity insured patient groups, representing approximately 82% of the Company’s Q3 2023 Canadian medical cannabis net revenue (Q2 2023 - 80%; Q3 2022 - 77%).

For the nine months ended March 31, 2023, medical cannabis net revenue decreased by $53.6 million, as compared to the year ended June 30, 2022. The decrease is primarily attributable to the shortened year for fiscal 2023, and higher sales into the Israeli markets in the prior year.

Consumer Cannabis Net Revenue

Aurora’s Canadian consumer business has stabilized despite the ongoing macro challenges of the market, including significant industry-wide excess inventory and increased pressure on older SKUs, which together have resulted in price compression throughout the past two fiscal years. In fiscal 2023, Aurora focused on leveraging its science-driven cultivation advantages while continuing to invest in product innovation and product availability, which have stabilized net revenue in the consumer business.

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During the three months ended March 31, 2023, consumer cannabis net revenue was steady at $14.5 million as compared to the prior quarter of $14.6 million, and $10.3 million in the same period of the prior year. The increase of $4.2 million from the same period in the prior year was due primarily to the release of new and innovative extract products and from the Thrive acquisition completed in Q4 2022.

For the nine months ended March 31, 2023, consumer cannabis net revenue decreased by $13.6 million, as compared to the year ended June 30, 2022. The decrease is attributable to the shortened year for fiscal 2023, partially offset by the release of new and innovative extract products and from the Thrive acquisition completed in Q4 2022.

Wholesale Bulk Cannabis Net Revenue

During three months ended March 31, 2023, the Company sold $0.3 million (Q2 2023 - $0.7 million, Q3 2022 - nil) of high-quality bulk cannabis to other licensed producers, into the previously announced “core bulk cannabis” segment of the wholesale bulk cannabis channel.

During three months ended March 31, 2023, the Company sold $0.5 million (Q2 2023 - $0.2 million, Q3 2022 - $0.7 million) of lower potency bulk cannabis into the “non-core bulk cannabis” segment of the wholesale bulk cannabis channel.

While the Company continues to opportunistically sell previous excess aged and lower potency bulk cannabis into the “non-core bulk cannabis” segment of the wholesale bulk cannabis channel, it is expected that these sales would continue to be insignificant as the Company’s production footprint rationalization was completed in Q1 2023, and with current production aligned with current sales demand.

Plant Propagation Revenue

During the three months ended March 31, 2023, the Company’s plant propagation revenue was comprised wholly from the Bevo business, contributing $10.8 million of revenue, representing an increase of $4.1 million from the prior quarter. The increase is due to the seasonality of the Bevo business which delivers higher revenue in the late Winter and Spring months as orders are fulfilled.

Cost of Sales and Gross Margin

	Three months ended			Nine months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	June 30, 2022
Revenue from sale of goods	70,959	69,165	56,490	195,497	251,607
Revenue from provision of services	213	513	377	1,088	1,696
Excise taxes	(7,146)	(7,999)	(6,433)	(21,617)	(31,964)
Net revenue (1)	64,026	61,679	50,434	174,968	221,339
Cost of sales	(43,448)	(59,563)	(60,437)	(150,835)	(212,713)
Gross profit before FV adjustments (1)	20,578	2,116	(10,003)	24,133	8,626
Gross margin before FV adjustments (1)	32%	3%	(20%)	14%	4%
Changes in fair value of inventory sold	(8,638)	(24,586)	(42,927)	(57,487)	(106,072)
Unrealized gain on changes in fair value of biological assets	6,713	6,300	38,741	34,129	118,671
Gross profit (loss)	18,653	(16,170)	(14,189)	775	21,225
Gross margin	29%	(26%)	(28%)	—%	10%

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Gross margin before fair value adjustments was 32% in Q3 2023 as compared to 3% in Q2 2023 and (20)% in Q3 2022 and includes $4.6 million in net inventory impairments, provisions and destruction charges (Q2 2023 - $16.0 million, Q3 2022 - $27.1 million). Included in Q3 2023 gross margin before fair value adjustments are also $5.2 million (Q2 2023 - $4.6 million, Q3 2022 - $6.8 million) of depreciation charges included in cost of sales.

The increase of 29% as compared to Q2 2023 is primarily driven by (1) reductions to net inventory impairments, provisions and destruction charges as the Company’s ongoing cannabis supply was aligned with demand, and (2) the higher sales season within the plant propagation (Bevo) business. The increase was partially offset with a higher mix of non-core bulk wholesales, which represent sales of primarily aged and low potency flower and trim cannabis at significant discounts.

The increase of 52% as compared to Q3 2022 is primarily driven by reductions to net inventory impairments, provisions, and destruction charges as the Company’s ongoing cannabis supply was aligned with demand. The increase was partially offset with a higher mix of non-core bulk wholesales, which represent sales of primarily aged and low potency flower and trim cannabis at steep discounts.

Gross margin before fair value adjustments was 14% in fiscal 2023 as compared to 4% in fiscal 2022 and includes $45.7 million in net inventory impairments, provisions and destruction charges (fiscal 2022 - $65.1 million). Included in fiscal 2023 gross margin before fair value adjustments are also $14.5 million (fiscal 2022 - $34.5 million) of depreciation charges included in cost of sales. The increase of 10% is primarily driven by reductions to net inventory impairments, provisions, and destruction charges as the Company’s ongoing cannabis supply was aligned with demand in fiscal 2023.

During the three months ended March 31, 2023, gross profit was $18.7 million as compared to a gross loss of $16.2 million during the three months ended December 31, 2022, representing an increase of $34.8 million. The increase as compared Q2 2023 was primarily driven by lower provisions and net realizable impairments to inventory as the Company’s ongoing supply was aligned with demand.

8 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

During the three months ended March 31, 2023, gross profit was $18.7 million as compared to a gross loss of $14.2 million during the three months ended March 31, 2022, representing an increase of $32.8 million. With asset consolidation initiatives completed over the course of fiscal 2023, the Company’s supply is much more aligned with demand as compared to the prior fiscal year, resulting in significantly lower provisions and net realizable impairments to inventory. The impact of less gross volumes harvested in Q3 2023 versus Q3 2022 and updates to certain biological asset fair value inputs due to changes in the Company’s bulk flower strategy in Q1 2023 resulted in partial offsets to the increase in gross profits.

During the nine months ended March 31, 2023, gross profit decreased by $20.5 million as compared to the year ended June 30, 2022. The decrease was primarily driven by (i) lower volumes of cannabis harvested (ii) updates to certain biological asset fair value inputs due to changes in the Company’s bulk flower strategy in Q1 2023, and (iii) the shortened year for fiscal 2023, resulting in a comparison of nine months in fiscal 2023 versus a full twelve months in fiscal 2022. The decrease was partially offset with fair value gains on its plant propagation business, Bevo, which was acquired by the Company on August 25, 2022.

Adjusted Gross Margin - Q3 2023

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended March 31, 2023
Gross revenue	40,667	18,956	307	59,930	488	10,754	71,172
Excise taxes	(2,681)	(4,465)	—	(7,146)	—	—	(7,146)
Net revenue (1)	37,986	14,491	307	52,784	488	10,754	64,026
Cost of sales	(20,041)	(14,556)	(173)	(34,770)	(646)	(8,032)	(43,448)
Depreciation	2,453	1,773	21	4,247	77	877	5,201
Inventory impairment, non-recurring, out-of-period and market development costs included in cost of sales (2)(3)(4)(7)	2,555	1,912	25	4,492	96	233	4,821
Adjusted gross profit (loss) before FV adjustments (1)	22,953	3,620	180	26,753	15	3,832	30,600
Adjusted gross margin before FV adjustments (1)	60%	25%	59%	51%	3%	36%	48%

Three months ended December 31, 2022
Gross revenue	42,340	19,820	664	62,824	224	6,630	69,678
Excise taxes	(2,826)	(5,173)	—	(7,999)	—	—	(7,999)
Net revenue(1)	39,514	14,647	664	54,825	224	6,630	61,679
Cost of sales	(26,380)	(22,673)	(1,013)	(50,066)	(1,417)	(8,080)	(59,563)
Depreciation	2,055	1,560	68	3,683	95	843	4,621
Inventory impairment, non-recurring, business transformation, and market development costs included in cost of sales (2)(3)(4)(5)	8,855	9,370	436	18,661	609	1,578	20,848
Adjusted gross profit (loss) before FV adjustments (1)	24,044	2,904	155	27,103	(489)	971	27,585
Adjusted gross margin before FV adjustments (1)	61%	20%	23%	49%	(218%)	15%	45%

Three months ended March 31, 2022 (6)
Gross revenue	42,262	13,869	—	56,131	736	—	56,867
Excise taxes	(2,903)	(3,530)	—	(6,433)	—	—	(6,433)
Net revenue(1)	39,359	10,339	—	49,698	736	—	50,434
Cost of sales	(31,275)	(23,242)	—	(54,517)	(5,920)	—	(60,437)
Depreciation	4,198	2,165	—	6,363	482	—	6,845
Inventory impairment and out-of-period adjustments included in cost of sales (2)(7)	12,873	13,749	—	26,622	3,806	—	30,428
Adjusted gross profit (loss) before FV adjustments (1)	25,155	3,011	—	28,166	(896)	—	27,270
Adjusted gross margin before FV adjustments (1)	64%	29%	—%	57%	(122%)	—%	54%
(1)These terms are Non-GAAP Measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

9 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)Business transformation includes costs in connection with the re-purposing of the Company’s Sky facility.
(6)Prior year comparatives have been recast to conform to the current period’s presentation.
(7)Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada and Europe continued to perform well in Q3 2023 and delivered 75% (Q2 2023 – 87%, Q3 2022 – 92%) of adjusted margin before fair value adjustments. Excluding adjusted gross profit before fair value adjustments from the plant propagation business, the medical cannabis business delivered 86% (Q2 2023 - 90%, Q3 2022 - 92%) of adjusted margin before fair value adjustments.

Adjusted gross margin before fair value adjustments on medical cannabis net revenue remained steady at 60% for the three months ended March 31, 2023 as compared to 61% in the prior quarter, and within the Company’s target range of above 60%. The stability in adjusted gross margins before fair value adjustments on medical cannabis net revenue is an important gross profit driver that distinguishes Aurora from its major competitors and is supported through the Company’s strong medical patient base.

Adjusted gross margin before fair value adjustments on medical cannabis net revenue decreased by 4% to 60% for the three months ended March 31, 2023 as compared 64% against the same period of the prior year. The decrease is primarily driven by a slightly higher mix towards wholesalers within its European medical business, which averages a lower selling price as compared to pharmacies. The decrease was partially offset with lower per unit cost of goods sold largely driven by the consolidation of manufacturing assets.

Consumer Cannabis Adjusted Gross Margin

The Canadian consumer business is beginning to stabilize despite the ongoing macro challenges of the market, including significant industry-wide excess inventory and increased pressure on older SKUs, which together have resulted in price compression. Aurora has focused on maximizing gross margins and progressing to profitability by centralizing the Company’s low-cost production facilities, introducing Aurora bred cultivars that have robust THC and terpene profiles, with significantly higher yields and resultant lower per unit costs, and selectively entering categories that have higher margins.

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 25% for the three months ended March 31, 2023, compared to 20% in the prior quarter and 29% in the comparable prior year period. The increase from the prior quarter is primarily driven by a lower mix of value segment brands and lower per unit cost of goods sold from the consolidation of manufacturing assets. The decrease from the same period in the prior year is largely due to reductions in average net selling prices of pre-rolls and gummies as a result of increased competition in these product segments.

Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on core wholesale bulk cannabis net revenue was 59% for the three months ended March 31, 2023, as compared to 23% in the prior quarter. The Company began selling high-quality bulk flower to other licensed producers in Q2 2023, reflecting the Company’s continued breeding and cultivation excellence of high-quality cultivars.

Non-core wholesale bulk cannabis margins reflects the margins earned on the clear out of primarily aged and low potency cannabis at steep discounts. Adjusted gross margin before fair value adjustments on non-core wholesale bulk cannabis net revenue was 3% for the three months ended March 31, 2023, compared to negative 218% in the prior quarter and negative 122% for the same period of the prior year. The positive adjusted gross margin before fair value adjustments on non-core wholesale bulk cannabis net revenue in Q3 2023 was primarily due to sales of aged and low potency cannabis that were previously provisioned.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 36% for the Q3 2023 period as compared to 15% in the prior quarter. Due to seasonality of the vegetable and ornamental plant industry, it is expected that the late Winter and Spring months would deliver higher margins relative to the rest of the year as there is a high volume of production and orders being fulfilled in these months

10 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

Adjusted Gross Margin - Fiscal 2023

The table below outlines adjusted gross profit and margin before fair value adjustments for the fiscal years ended:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Nine months ended March 31, 2023
Gross revenue	117,459	56,074	971	174,504	1,400	20,681	196,585
Excise taxes	(8,394)	(13,223)	—	(21,617)	—	—	(21,617)
Net revenue (1)	109,065	42,851	971	152,887	1,400	20,681	174,968
Non-recurring revenue adjustments (4)	—	(752)	—	(752)	—	—	(752)
Adjusted net revenue	109,065	42,099	971	152,135	1,400	20,681	174,216
Cost of sales	(67,860)	(58,098)	(1,186)	(127,144)	(4,354)	(19,337)	(150,835)
Depreciation	6,601	5,269	89	11,959	362	2,163	14,484
Inventory impairment, non-recurring, out-of-period, business transformation, and market development costs included in cost of sales (2)(3)(4)(5)(6)	20,182	20,433	461	41,076	1,846	1,811	44,733
Adjusted gross profit (loss) before FV adjustments (1)	67,988	9,703	335	78,026	(746)	5,318	82,598
Adjusted gross margin before FV adjustments (1)	62%	23%	35%	51%	(53%)	26%	47%

Year ended June 30, 2022 (7)
Gross revenue	174,441	76,655	—	251,096	2,207	—	253,303
Excise taxes	(11,780)	(20,184)	—	(31,964)	—	—	(31,964)
Net revenue (1)	162,661	56,471	—	219,132	2,207	—	221,339
Non-recurring revenue adjustments (4)	—	1,023	—	1,023	—	—	1,023
Adjusted net revenue	162,661	57,494	—	220,155	2,207	—	222,362
Cost of sales	(108,060)	(91,446)	—	(199,506)	(13,207)	—	(212,713)
Depreciation	18,886	13,976	—	32,862	1,575	—	34,437
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)(4)(5)	29,614	35,912	—	65,526	6,036	—	71,562
Adjusted gross (loss) profit before FV adjustments (1)	103,101	15,936	—	119,037	(3,389)	—	115,648
Adjusted gross margin before FV adjustments (1)	63%	28%	—%	54%	(154%)	—%	52%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, abnormal spikes to utilities costs on its plant propagation business, and one-time returns on prior period Reliva revenue and costs of sales.
(5)Out-of-period adjustments includes adjustments related to year-end bonus accruals, adjustments to fair value assumptions related to biological assets, and raw material count adjustments.
(6)Business transformation includes costs in connection with the re-purpose of the Company’s Sky facility.
(7)Prior year comparatives have been recast to conform to the current period’s presentation.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 62% for the nine months ended March 31, 2023 as compared to 63% for the year ended June 30, 2022, reflecting general pricing stability in Aurora’s global medical businesses.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue decreased to 23% for the nine months ended March 31, 2023 as compared to 28% for the year ended June 30, 2022, which was primarily due to reductions in average net selling prices of pre-rolls and vapes as a result of increased competition in these product segments.

Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on core wholesale bulk cannabis net revenue was 35% for the nine months ended March 31, 2023, which reflects the Company’s continued breeding and cultivation excellence of high-quality cultivars. The Company commenced sales of high-quality bulk flower in Q2 2023.

11 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

Adjusted gross margin before fair value adjustments on non-core wholesale bulk cannabis net revenue was negative 53% for the nine months ended March 31, 2023, compared to negative 154% for the year ended June 30, 2022. Non-core wholesale bulk cannabis margins reflects the margins earned on the clear out of primarily aged and low potency cannabis at significant discounts.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 26% for the nine months ended March 31, 2023, which is a truncated period due to Aurora’s investment in the Bevo business on August 25, 2022. Due to seasonality of the vegetable and ornamental plant industry, it is expected that the late spring and summer months would deliver higher margins relative to the rest of the year as there is a high volume of production and orders being fulfilled in these months

Operating Expenses

	Three months ended			Nine months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	June 30, 2022
General and administration	26,679	27,112	23,696	83,164	113,212
Sales and marketing	13,494	13,174	15,934	39,475	62,025
Acquisition costs	696	3,028	585	5,638	4,689
Research and development	2,031	1,287	2,637	4,921	10,389
Depreciation and amortization	4,816	6,544	11,802	14,916	48,602
Share-based compensation	3,620	4,281	3,538	10,764	13,757
Total operating expenses	51,336	55,426	58,192	158,878	252,674

General and administration (“G&A”)

During the three months ended March 31, 2023, G&A expense decreased by $0.4 million and increased $3.0 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in Q3 2023 G&A expense is $6.3 million in business transformation costs1 (Q2 2023 - $9.0 million, Q3 2022 - $1.5 million), $1.8 million of non-recurring costs1 (Q2 2023 - $2.2 million; Q3 2022 - nil), $0.6 million in out-of-period costs1 (Q2 2023 - $0.2 million, Q3 2022 - $0.6 million), and $1.0 million in market development costs1 (Q2 2023 - $0.9 million; Q3 2022 - $1.2 million2). Excluding these impacts, Adjusted G&A3 expense for the three months ended March 31, 2023, December 31, 2022 and March 31, 2022 would have been $16.9 million, $14.8 million, and $20.3 million2, respectively. The increase of $2.2 million as compared to Q2 2023 is largely due to additional professional fees and consultant costs as the Company continues to manage lower corporate headcounts with ongoing compliance and regulatory needs. The decrease of $3.4 million as compared to Q3 2022 is primarily due to reductions in corporate headcount and corporate overhead in connection with our previously announced business transformation plans.

During the nine months ended March 31, 2023, G&A expense decreased by $30.0 million as compared to the year ended June 30, 2022. Included in the nine months ended March 31, 2023 G&A expense is $23.9 million in business transformation costs1 (year ended June 30, 2022 - $10.9 million), $5.2 million of non-recurring costs1 (year ended June 30, 2022 - $1.1 million), $1.3 million from out-of-period adjustments1 (year ended June 30, 2022 - $6.1 million), and $2.9 million in market development costs1 (year ended June 30, 2022 - $5.1 million2). Excluding these impacts, Adjusted G&A expense3 for the nine months ended March 31, 2023 would have been $49.9 million as compared to $89.9 million2 in the year ended June 30, 2022. The decrease of $40.1 million relates primarily to the shortened year for fiscal 2023, and to reductions in corporate headcount and corporate overhead in connection with its previously announced business transformation plans.

Sales and marketing (“S&M”)

During the three months ended March 31, 2023, S&M expense increased by $0.3 million and decreased by $2.4 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in Q3 2023 S&M expense is $0.9 million in business transformation costs1 (Q2 2023 - $2.2 million, Q3 2022- $0.5 million), $1.0 million of non-recurring costs1 (Q2 2023 - nil, Q3 2022 - nil) and $0.2 million in out-of-period adjustments1 (Q2 2023 - $0.3 million, Q3 2022 - $0.1 million). Excluding these impacts, Adjusted S&M3 expense for the three months ended March 31, 2023, December 31, 2022 and March 31, 2022 would have been $11.4 million, $10.7 million and $15.3 million, respectively. The increase of $0.7 million as compared to the prior quarter is primarily due to increased commission and shipping costs on higher revenue and sales volumes. The decrease of $3.9 million as compared to the same period of the prior year is largely due to reductions in sales and market development headcount and consultant costs, offset partially from increased commission and shipping costs on higher revenue and sales volumes.

During the nine months ended March 31, 2023, S&M expense decreased by $22.6 million as compared to the year ended June 30, 2022. Included in the nine months ended March 31, 2023 S&M expense is $3.4 million in business transformation costs1 (year ended June 30, 2022 - $0.9 million) and $0.5 million from out-of-period adjustments1 (year ended June 30, 2022 - $3.1 million). Excluding these impacts, Adjusted S&M3 expense for the nine months ended March 31, 2023 would have been $34.6 million as compared to $58.0 million in the prior year. The decrease of $23.4 million relates primarily to the shortened year for fiscal 2023, and reductions in sales and market development headcount and consultant costs.

1 These costs are described in the footnotes to the table in the “Adjusted EBITDA” section of this MD&A.
2 Recasted to be comparable to the current period presentation
3 These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

12 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended			Nine months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	June 30, 2022
Sales and marketing	13,494	13,174	15,934	39,475	62,025
General and administration	26,679	27,112	23,696	83,164	113,212
Business transformation costs	(7,209)	(11,249)	(2,035)	(27,328)	(11,801)
Out-of-period adjustments	(818)	(516)	(699)	(1,801)	(9,195)
Non-recurring costs	(2,837)	(2,179)	—	(6,154)	(1,127)
Market development costs	(958)	(914)	(1,259)	(2,935)	(5,205)
Adjusted SG&A (1)	28,351	25,428	35,637	84,421	147,909
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Research and development (“R&D”)

During the three months ended March 31, 2023, R&D expenses increased by $0.7 million and decreased by $0.6 million as compared to the prior quarter and to the same period in the prior year, respectively. The increase from the prior quarter relates primarily to additional costs from the use of cannabis materials and supplies as the Company continues to focus on product innovation. The decrease as compared to the same period in prior year relates primarily to reductions in research and development headcount.

The table below outlines Adjusted R&D for the periods ended:

	Three months ended			Nine months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	June 30, 2022
Research and development	2,031	1,287	2,637	4,921	10,389
Share-based compensation	(44)	(70)	—	(300)	—
Adjusted R&D (1)	1,987	1,217	2,637	4,621	10,389
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the nine months ended March 31, 2023, R&D expenses decreased by $5.5 million as compared to the year ended June 30, 2022. The decrease is due primarily to the shortened year for fiscal 2023 and reductions to research and development headcount.

Depreciation and amortization

During the three months ended March 31, 2023 depreciation and amortization expense decreased by $1.7 million and decreased by $7.0 million as compared to the prior quarter and the same period in the prior year, respectively. The decrease from the prior quarter is primarily due to asset disposals. The decrease from the same period in the prior year is due to facility disposals and asset impairment charges recognized at the end of fiscal 2022.

During the nine months ended March 31, 2023 depreciation and amortization expense decreased by $33.7 million as compared to the year ended June 30, 2022. This decrease is primarily due to the shortened year for fiscal 2023, and facility disposals and asset impairment charges recognized at the end of fiscal 2022.

Share-based compensation

During the three months ended March 31, 2023, share-based compensation expense decreased by $0.7 million and $0.1 million compared to the prior quarter and the same period in the prior year, respectively. The decrease is primarily due to stock option forfeitures and expirations.

During the nine months ended March 31, 2023, share-based compensation expense decreased by $3.0 million as compared to the year ended June 30, 2022. The decrease is primarily attributable to the shortened year for fiscal 2023, and stock option forfeitures and expirations.

Other Income (Expense)

or the three months ended March 31, 2023, other income (expense) was $(57.7) million and consisted mainly of: (i) $(8.8) million in finance costs; (ii) $(11.2) million in other losses; (iii) $(20.0) million in impairment of property, plant and equipment; and (iv) $(22.5) million in impairment of goodwill and intangible assets. This was partially offset by: (i) $1.3 million in foreign exchange gains; and (ii) $6.0 million in interest income.

During the nine months ended March 31, 2023 other income (expense) was $(63.4) million and consisted mainly of: (i) $(29.6) million in finance costs; (ii) $(22.2) million in impairment of property, plant and equipment; (iii) $(22.5) million in impairment of goodwill and intangible assets; and (iv) $(5.1) million.in other losses. This was partially offset by (i) $14.3 million in interest income; and (ii) $6.0 million in foreign exchange gains.

13 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

Net Loss

Net loss for the three months ended March 31, 2023 was $87.2 million compared to $67.2 million in the prior quarter and $1,012.2 million for the same period in the prior year. The increase in net loss of $20.0 million from the prior quarter was primarily due to an increase of $62.0 million in other expenses primarily driven by impairments of property, plant and equipment, intangible assets and goodwill, partially offset by an increase in gross profit of $34.8 million and a decrease of $4.1 million in operating expenses. The decrease in net loss of $925.0 million from the same period in the prior year was primarily due to a decrease in other expenses of $882.3 million, primarily consisting of (i) a decrease of $719.3 million in impairment of intangible assets and goodwill and (ii) a decrease of $156.1 million in impairment of property, plant and equipment, in addition to an increase in gross profit of $32.8 million and lower operating expenses of $6.9 million.

Net loss during the nine months ended March 31, 2023 was $206.3 million compared to $1,718.0 million in the year ended June 30, 2022. The decrease in net loss of $1,511.7 million was primarily due to a decrease in other expenses of $1,425.2 million, primarily consisting of (i) a decrease of $1,176.7 million in impairment of intangible assets and goodwill, and (ii) a decrease of $236.9 million in impairment of property, plant and equipment, in addition to lower operating expenses of $93.8 million resulting from the shortened year for fiscal 2023.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Nine months ended	Year ended
	March 31, 2023	December 31, 2022	March 31, 2022(5)	March 31, 2023	June 30, 2022 (5)
Net loss from continuing operations	(87,225)	(67,183)	(1,012,175)	(206,295)	(1,717,979)
Income tax expense (recovery)	(3,162)	(98)	(202)	(15,237)	(2,141)
Other income (expense)	57,704	(4,315)	939,996	63,429	1,488,671
Share-based compensation	3,620	4,281	3,538	10,764	13,757
Depreciation and amortization	10,017	11,165	18,647	29,400	83,067
Acquisition costs	696	3,028	585	5,638	4,689
Inventory and biological assets fair value and impairment adjustments(6)	6,477	34,265	31,239	69,026	52,518
Business transformation related charges (1)	7,253	11,893	2,125	28,202	11,891
Out-of-period adjustments (2)	1,333	516	4,074	2,316	11,779
Non-recurring items (3)	2,425	6,803	896	3,824	7,473
Markets under development (4)	1,172	1,073	1,259	3,308	5,205
Adjusted EBITDA (5)	310	1,428	(10,018)	(5,625)	(41,070)
(1)Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators, and payroll costs exited prior to the end of Q2 2023 associated with the medical cannabis business.
(2)Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3)Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs, an abnormal mildew issue on certain cultivation lots, additional expenses associated with the change in fiscal year end to March 31, 2023, one-time break fees with certain vendors, and temporary abnormal utilities costs within the plant propagation business.
(4)Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)Year ended June 30, 2022 comparative was recasted to include inventory impairment adjustments to be comparable to the current period presentation.

Adjusted EBITDA was $0.3 million for the three months ended March 31, 2023, as compared to Adjusted EBITDA of $1.4 million in the prior quarter and Adjusted EBITDA loss of $10.0 million in the same period of the prior year, representing Adjusted EBITDA decreases of $1.1 million and increases of $10.3 million, respectively. The sequential decrease in Adjusted EBITDA is largely due to additional professional fees and consultant costs as the Company continues to manage lower corporate headcounts with ongoing compliance and regulatory needs. The increase in Adjusted EBITDA as compared to the same period in the prior year is primarily attributable to higher adjusted gross profits before fair value adjustments of $3.3 million, and reduction in adjusted SG&A and R&D expenses of $8.0 million.

Adjusted EBITDA improved by $35.4 million for the nine months ended March 31, 2023 as compared to the year ended June 30, 2022. The improvements are primarily attributable to reductions in adjusted SG&A and R&D expenses of $31.5 million and the shortened year for fiscal 2023, partially offset from a decrease in adjusted gross profits before fair value of $9.5 million.

14 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

Liquidity and Capital Resources

($ thousands)	March 31, 2023	June 30, 2022	June 30, 2021
Cash and cash equivalents	234,942	437,807	421,457
Restricted cash	65,900	50,972	19,394
Marketable securities	—	1,331	3,751

Working capital (1)	237,622	614,264	549,517
Total assets	926,322	1,084,356	2,604,731
Total non-current liabilities	166,880	291,145	450,656

Capitalization
Convertible notes	132,571	226,504	327,931
Loans and borrowings	45,734	—	—
Lease liabilities	49,217	42,987	71,619
Total debt	227,522	269,491	399,550
Total equity	517,137	662,354	2,037,700
Total capitalization	744,659	931,845	2,437,250
1Working Capital is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three and nine months ended March 31, 2023, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital, and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses and capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of March 31, 2023, the Company has access to the following capital resources available to fund operations and obligations:

•$234.9 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus. The Company currently has access to securities registered for sale under a base shelf prospectus filed on April 27, 2023 (the “2023 Shelf Prospectus”) currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$241 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

As of June 14, 2023, the Company had approximately $230.1 million of cash on hand, including $66.0 million of restricted cash and $79.7 million outstanding in convertible debentures. The Company believes its cash on hand is sufficient to fund operations until the Company is cash flow positive. Additionally, the Company has access to approximately U.S.$241 million under the 2023 Shelf Prospectus, as described above.

Credit Facility

On August 25, 2022, through the acquisition of Bevo, the Company acquired term loans under Bevo’s credit facility (the “Credit Agreement”).

The term loans consist of the following access to funds under the credit facility:
i.a $47.8 million term loan (“Term Loan”); and
ii.a $8.0 million revolving line of credit (“Revolver”)

Under the terms of the Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd. and its subsidiaries. As at March 31, 2023, the Company was in compliance with all covenants relating to the Credit Agreement.

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Term loan
As at March 31, 2023, advances under the Term Loan were made in two tranches, with interest payments based on prime rate plus a margin. As at March 31, 2023, the borrowing rate was 4.905%. Each tranche is scheduled to mature on January 21, 2025. Any remaining principal balance will be due at maturity.

Details regarding the tranches are further discussed below:

i.Tranche A provided available borrowings of $33.7 million by a way of a single advance. Under the Credit Agreement, Interest is due monthly and the principal balance is repayable in equal quarterly installments of 1/60th of the amount borrowed. An additional $1.1 million was added to the loan balance when the credit agreement was revised in June 2021. As at March 31, 2023, $27.1 million of Tranche A remains unpaid and total interest accrued and paid during the period ended March 31, 2023 was $0.4 million.

ii.Tranche B provided available borrowings of $13.0 million. Interest is due monthly, and the principal balance is repayable in equal quarterly installments of 1/60th of the amount beginning on the last day of each fiscal quarter commencing September 30, 2019. As at March 31, 2023, $10.5 million remains unpaid and total interest accrued and paid during the period ended March 31, 2023 was $0.2 million.

Revolver

The Revolver provided available aggregate borrowings of up to $8.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at March 31, 2023, $7.5 million was withdrawn from the revolver loan.

Total loans and borrowings principal repayments as at March 31, 2023 are as follows:

$
Next 12 months	9,571
Over 1 year to 2 years	2,636
Over 2 years to 5 years	6,758
Over 5 years	26,769
Total long-term debt repayments	45,734

On April 11, 2023, the Credit Agreement was amended to reduce the Term Loan by $9.7 million to $38.1 million and increase the Revolver by $4.0 million to $12.0 million.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the periods ended March 31, 2023 and the comparative periods:

($ thousands)	Three months ended		Nine months ended	Year ended
	March 31, 2023	March 31, 2022	March 31, 2023	June 30, 2022
Cash used in operating activities	(24,035)	(38,967)	(115,821)	(110,267)
Cash provided by (used in) investing activities	137	12,490	(27,291)	(36,171)
Cash provided by (used in) financing activities	609	126,914	(71,406)	147,779
Effect of foreign exchange	(478)	(2,947)	11,653	15,009
Decrease in cash and cash equivalents	(23,767)	97,490	(202,865)	16,350

Cash used in operating activities for the three months ended March 31, 2023 decreased by $14.9 million, to $24.0 million as compared to the same period in the previous year. Included in the three months ended March 31, 2023 is $11.0 million in connection with a one-time payment for the acquisition of CannaHealth. Excluding this payment, cash used in operating activities for the three months ended March 31, 2023 would have been $13.0 million, with the decrease primarily due to lower overall headcount costs and a decrease in working capital requirements.

Cash used in investing activities for the three months ended March 31, 2023 decreased by $12.4 million to $0.1 million as compared to the same period in the prior year. The decrease was primarily due to lower disposal proceeds of property plant, and equipment of $16.2 million.

Cash used in financing activities for the three months ended March 31, 2023 decreased by $126.3 million to $0.6 million as compared to the same period in the prior year. The decrease was primarily due to i.) lower proceeds received from the issuance of shares of $134.6 million and ii.) the additional repayment of convertible debentures of $11.5 million.

Cash used in operating activities for the nine months ended March 31, 2023 increased by $5.6 million to $115.8 million as compared to the year ended June 30, 2022. This is mainly due to a one-time $21.9 million payment in connection with the acquisition of CannaHealth in fiscal 2023, partially offset by lower headcount costs.

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Cash used in investing activities for the nine months ended March 31, 2023 decreased by $8.9 million to $27.3 million as compared to the year ended June 30, 2022. The decrease was primarily due to lower purchases of property plant, and equipment of $20.1 million. This decrease was partially offset by higher business acquisition costs of $15.6 million.

Cash used in financing activities for the nine months ended March 31, 2023 increased by $219.2 million to $71.4 million as compared to the year ended June 30, 2022. The increase was primarily due to lower proceeds received from the issuance of shares of $277.0 million. This was increase was offset by i.) lower convertible debenture repayment of $34.6 million ii.) lower repayment of lease liabilities of $2.4 million and iii.) lower restricted cash of $16.7 million.

Capital Expenditures

During the three months ended March 31, 2023, capital expenditures including intangible assets was $3.6 million.

During the nine months ended March 31, 2023, capital expenditures including intangible assets was $12.1 million, offset by $20.3 million in proceeds from disposals.

No government grants related to capital expenditures were received in Q3 2023.The Company received a further $3.3 million government grant related to the co-generation project planned for Q1 2023.

Contractual Obligations

As at March 31, 2023, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	75,825	75,825	—	—	—
Convertible notes and interest (1)	148,451	148,451	—	—	—
Lease liabilities (2)	98,731	8,548	21,812	15,505	52,866
Loans and borrowings, principal repayment	45,734	9,571	2,636	6,758	26,769
Contingent consideration payable (3)	12,487	—	9,942	2,545	—
Capital commitments (4)	2,202	2,202	—	—	—
Business acquisition retention payments	3,797	3,797	—	—	—
Total contractual obligations	387,227	248,394	34,390	24,808	79,635
(1)Assumes the remaining principal balance outstanding at March 31, 2023 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. Again, on a Judgement dated September 23, 2022 the Court granted the second motion to dismiss the case in favour the Company. The motion was granted without prejudice. The plaintiff’s counsels re-filed a third statement of claim on November 7, 2022 and the re-stated claim was received by Aurora formally on November 8, 2022. The Company filed a third further motion to dismiss on January 6, 2023, to which the plaintiffs have filed an opposition brief and the Company subsequently filed a reply. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic

17 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Chambers appointment has been scheduled for January 2024. Plaintiffs’ counsel has advised that they will write to the court to request dates for a hearing. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Statement of Claim was served upon the Company on November 22, 2022. The Company disputes the allegations and intends to defend against the claims.

A claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. The Defendant Employee has been noted in default by the plaintiff and Aurora has filed and served a Third-Party Notice against the Defendant Employee. The Company disputes the allegations and intends to defend against the claims.

A Notice of Application has been sent to the court for filing in which Thrive is requesting an Order to wind up the joint venture with Canary RX Inc., being 2755757 Ontario Inc. dba Venn Cannabis (the "Joint Venture") or alternatively, for Canary Rx to purchase Thrive’s shares of the Joint Venture at a fair market value. This matter was settled, subsequent to March 31, 2023 in which the parties executed a Release and Settlement agreement dated April 28, 2023.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at March 31, 2023 the Company has recognized total provisions of $1.0 million (June 30, 2022 - nil) in provisions on the consolidated statements of financial position and a settlement accrual for $1.0 million (June 30, 2022 - nil) in accounts payable and accrued liabilities on the consolidated statements of financial position.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

18 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

Related Party Transactions

The Company’s key management personnel consists of the Company’s executive management team and management directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company and. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Nine months ended	Year ended
	March 31, 2023	June 30, 2022	March 31, 2023	June 30, 2022
	$	$	$	$
Short-term employment benefits (1)	1,494	1,858	5,454	7,109
Long-term employment benefits	13	13	31	—
Termination benefits	—	308	489	308
Directors’ fees (2)	103	85	273	335
Share-based compensation (3)	3,207	2,600	8,886	11,026
Total management compensation (4)	4,817	4,864	15,133	18,778
(1)Short-term employment benefits include salaries, wages, and bonuses. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)Includes meeting fees and committee chair fees.
(3)Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 20 of the Consolidated Financial Statements).
(4)As of March 31, 2023, $1.2 million is payable or accrued for key management compensation (June 30, 2022 - $1.6 million).

The following is a summary of the significant transactions with related parties:

($ thousands)	Three months ended		Nine months ended	Year ended
	March 31, 2023	June 30, 2022	March 31, 2023	June 30, 2022
Production costs (1)	493	1,602	2,546	4,310
(1)Production costs incurred with (i) Gelcan Corporation. (“Gelcan”), a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.). Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statement of comprehensive loss. After the termination of the manufacturing agreement,Gelcan and Sterigenics are no longer related parties.

The following amounts were receivable from (payable to) related parties:

($ thousands)	March 31, 2023	June 30, 2022
Production costs with investments in associates (1)(2)	(79)	439
(1)Production costs incurred with (i) Gelcan Corporation. (“Gelcan”), a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.). Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statement of comprehensive loss.After the termination of the manufacturing agreement,Gelcan and Sterigenics are no longer related parties.
(2)Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

In connection with the acquisition of all of the issued and outstanding shares of CannaHealth, the Company paid $21.9 million to the minority interest of a consolidated subsidiary. The allocation of the consideration paid was determined to be solely deferred compensation, which is being amortized over a five year period. During the nine months ended March 31, 2023, the Company recognized amortization expense of $1.9 million in the consolidated statements of loss and comprehensive loss.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

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Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Consolidated Financial Statements are as follows:

Biological Assets

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41, Agriculture using the income approach. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated loss in fair value due to harvested product not meeting specifications.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

Significant assumptions used in the fair value of biological assets include (i) the average selling price per gram; (ii) the weighted average yield per plant; (iii) weighted average effective yield; and (iv) the standard cost per gram to complete production. Refer to Note 9 for sensitivities and the impact of changes to these significant assumptions on the fair value of biological assets.

Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

Inventory

Cannabis Inventory is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of price fluctuation, inventory spoilage, inventory excess, age, and damage.

Impairment of property, plant and equipment

Refer to Note 15 in the 2023 Consolidated Financial Statements for significant assumptions applied in the determination of the recoverable amount of CGUs.

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

Impairment of intangible assets and goodwill

Refer to Note 15 in the 2023 Consolidated Financial Statements for significant assumptions applied in the determination of the recoverable amount of CGUs.

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment at the end of each fiscal period, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse

20 | AURORA CANNABIS INC.	2023 ANNUAL REPORT

change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested at each fiscal period end for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the Canadian Cannabis Operating segment and the International Cannabis Operating segment, which represents the lowest level at which management monitors goodwill. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the operating segment or CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of fair value less costs of disposal and value-in-use. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Business combinations

Refer to Note 13 in the 2023 Consolidated Financial Statements for significant assumptions applied in the determination of the fair value of all identifiable assets acquired and liabilities assumed for the acquisition of Bevo and Thrive.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration, property, plant and equipment and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Share-based compensation

Depending on the complexity of the specific stock option and warrant terms, the fair value of options and warrants is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options and warrants, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The assessment of whether or not a valuation allowance is required on deferred tax assets often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, put options, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing to fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market. Information about valuation techniques and inputs used in determining the fair value of financial instruments is disclosed in Note 29 of the Financial Statements.

New Accounting Policy

Put option liability

The Company has entered into a put option with certain non-controlling interest shareholders of Bevo such that the Company is required to purchase their shareholding under certain conditions as of the exercise date. When accounting for options related to non-controlling interests, the Company applies IFRS 10, Consolidated Financial Statements, and the terms of the contracts are analyzed to assess whether they provide the Company or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares.

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The Company has elected the present-access method of accounting for non-controlling interests. As a result, the Company has recognized a financial liability at the present value of the amount payable on exercise of the put option. Remeasurement adjustments are recorded in deficit.

Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company will make this assessment as required at the end of each reporting date.

Amendments to IAS 1: Covenants

The amendment that clarify how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments are effective for annual periods beginning on or after January 1, 2024. Management is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Amendments to IAS 12: Income Taxes

The amendment clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after 1 January 2023.The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

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Amendments to IAS 16: Leases

The amendment that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in
IFRS 15:Revenue to be accounted for as a sale The amendments are effective for annual periods beginning on or after 1 January 2024.The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Financial Instruments
Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of Common Shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities, loans and borrowings	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, loans and borrowings, and lease liabilities.	Carrying value discounted at the effective interest rate which approximates fair value
Summary of Financial Instruments
The carrying values of the financial instruments at March 31, 2023 are summarized in the following table:

($ thousands)	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	234,942	—	—	234,942
Restricted cash	65,900	—	—	65,900
Accounts receivable, excluding sales taxes and lease receivable	38,000	—	—	38,000
Derivatives	—	7,249	—	7,249
Lease receivable	8,590	—	—	8,590
Financial Liabilities
Accounts payable and accrued liabilities	75,825	—	—	75,825
Convertible debentures	132,571	—	—	132,571
Contingent consideration payable	—	12,487	—	12,487
Other current liabilities	12,572	—	—	12,572
Lease liabilities	49,217	—	—	49,217
Derivative liability	—	9,634	—	9,634
Loans and borrowings	45,734	—	—	45,734
Other long-term liabilities	48,047	—	—	48,047

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

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The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at March 31, 2023:

($ thousands)	Level 1	Level 2	Level 3	Total
As at March 31, 2023
Derivative assets (1)	—	7,114	135	7,249
Contingent consideration payable	—	—	12,487	12,487
Derivative liability (2)	9,634	—	—	9,634

As at June 30, 2022
Marketable securities	1,331	—	—	1,331
Derivative assets	—	9,860	16,423	26,283
Contingent consideration payable	—	—	14,371	14,371
Derivative liability	37,297	—	—	37,297
(1)    For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the nine months ended March 31, 2023, refer to Note 7 the Financial Statements.
(2)    For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the nine months ended March 31, 2023, refer to Note 16 and Note 19(c) in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $35.7 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2023, $20.9 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2022 - $22.5 million). As of March 31, 2023, the Company recognized a $3.4 million provision for expected credit losses (June 30, 2022 - $4.1 million).

Other receivables are also assessed on a case-by case basis and provided for as required. During the nine months ended March 31, 2023, the Company increased its expected credit loss provision by $6.1M (June 30, 2022 - nil) to reflect an increase in credit risk for other receivables. Additionally, the Company wrote off a credit impaired loan receivable in the amount of $0.8M (June 30, 22 - nil).

For the periods indicated, the Company’s aging of trade receivables were as follows:

($ thousands)	March 31, 2023	June 30, 2022

0 – 60 days	28,355	23,763
61+ days	6,661	4,902
	35,016	28,665

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

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The Company’s contractual cash flows from lease receivables was as follows:

($ thousands)	March 31, 2023
$
Next 12 months	2,480
Over 1 year to 2 years	2,396
Over 2 years to 3 years	1,522
Over 3 years to 4 years	1,417
Over 4 years to 5 years	1,127
Thereafter	817
Total undiscounted lease payments receivable	9,759
Unearned finance income	(1,169)
Total lease receivable	8,590
Current	(2,094)
Long-term	6,496

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in U.S. dollars; US$109.9 million (June 30, 2022 - US$208.9 million) of U.S. dollar denominated Senior Notes; and US$7.1 million (June 30, 2022 - US$28.9 million) of warrant derivative liabilities exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at March 31, 2023, the effect of a 10% increase or decrease in Euros, Danish Krone, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $15.2 million (June 30, 2022 – $24.5 million) to net loss and $11.4 million (June 30, 2022 – $9.3 million) to comprehensive loss for the nine months ended March 31, 2023.

At March 31, 2023, the Company has not entered into any hedging agreements to mitigate currency risks, with respect to foreign exchange rates.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. During the year ended March 31, 2023, the Company’s financial liabilities consisted of long-term fixed rate debt.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities, marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities, marketable securities and derivative investments held in publicly traded entities are based on quoted market prices which the warrants or investment shares can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed in Note 29, and is dependent on the type and terms of the security.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% as of March 31, 2023, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $2.5 million (June 30, 2022 – $47.9 million). Refer to Note 7 of the Financial Statements for details on the fair value of marketable securities and derivatives investments, and Note 19(c) for details on the warrant derivative liabilities.

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Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at June 14, 2023 :

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	354,205,652
Stock options	6,258,773
Warrants	89,124,788
Restricted share units	5,905,930
Deferred share units	910,453
Performance share units	2,119,732
Convertible debentures	680,239
(1)Refer to Note 16 “Convertible Debentures”, Note 19 “Share Capital” and Note 20 “Share-Based Compensation” in the Financial Statements for a detailed description of these securities.

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Financial Results
Net revenue (2)	$64,026	$61,679	$49,263	$50,215
Adjusted gross margin before FV adjustments on total net revenue (3)	48%	45%	50%	47%
Loss from continuing operations attributable to common shareholders (4)	($82,001)	($65,392)	($51,604)	($618,787)
Loss attributable to common shareholders	($82,001)	($65,392)	($51,604)	($618,787)
Basic and diluted loss per share from continuing operations	($0.24)	($0.20)	($0.17)	($2.48)
Basic and diluted loss per share	($0.24)	($0.20)	($0.17)	($2.48)

Balance Sheet
Working capital	$237,622	$409,729	$514,193	$614,264
Cannabis inventory and biological assets (4)	$93,081	$93,675	$121,776	$127,836
Total assets	$926,322	$1,023,835	$1,169,927	$1,084,356

Operational Results – Cannabis
Average net selling price of dried cannabis (3)	$4.75	$4.79	$5.32	$5.10
Kilograms sold	16,578	15,269	12,165	13,130

	Q3 2022	Q2 2022	Q1 2022	Q4 2021(1)
Financial Results
Net revenue (2)	$50,434	$60,586	$60,108	$54,825
Adjusted gross margin before FV adjustments on total net revenue (3)	54%	53%	54%	54%
Loss from continuing operations attributable to common shareholders (4)	($1,012,177)	($74,776)	($11,884)	($133,969)
Loss from discontinued operations attributable to common shareholders	$—	$—	$—	($1,179)
Loss attributable to common shareholders	($1,012,177)	($74,776)	($11,884)	($135,148)
Basic and diluted loss per share from continuing operations	($4.72)	($0.38)	($0.06)	($0.68)
Basic and diluted loss per share	($4.72)	($0.38)	($0.06)	($0.68)

Balance Sheet
Working capital	$577,566	$481,574	$532,612	$549,517
Cannabis inventory and biological assets (5)	$118,729	$139,625	$139,103	$120,297
Total assets	$1,570,252	$2,485,384	$2,560,316	$2,604,731

Operational Results – Cannabis
Average net selling price of dried cannabis (2)(3)	$5.41	$4.52	$4.67	$5.11
Kilograms sold	9,722	13,043	12,484	11,346
(1)Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further details on the recast for biological asset and inventory, refer to the “Change in Accounting Policies and Estimates” section of the Company’s audited consolidated financial statements as at and for the year ended June 30, 2022 and the accompanying notes thereto.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)Loss from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.

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Risk Factors

Our business, operations and outlook are subject to certain risks described below.

We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenue from the sale of cannabis in January 2016. Because we are considered an early-stage enterprise, and due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenue.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenue do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency (“CRA”) not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.

We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.
As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. It is also possible that laws that impact our business may not develop as we expect or on the timeline we expect, including the federal legalization of cannabis use in the U.S. if and when it occurs. Changes to such laws, regulations, and guidelines, may cause material adverse effects on our business, financial condition and operations.

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The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.

We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenue accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such U.S. based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.
We compete for market share with a number of competitors and many of our competitors may have longer operating histories, more financial resources, and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors is expected to increase.

Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

The cannabis industry is undergoing substantial change, which has resulted in an increase in new and existing competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm our business in a number of ways, including losing patients and/or customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats. There is potential that we will face intense competition from not only existing companies but from new entrants including those resulting from the federal legalization of cannabis use in the U.S. if and when it occurs, all of which could harm our operating results. Changes in the number of licenses granted and the number of licensed producers ultimately authorized by Health Canada, as well as other regulatory changes in both Canada and the U.S. that have the effect of increasing competition, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market.

Some competitors may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.

We also face competition from illegal cannabis dispensaries and ‘black market’ operations and participants, who do not have a valid license, that are selling cannabis to individuals, including products with higher concentrations of active ingredients, using flavours or other additives or engaging in advertising and promotion activities that are not permitted by law. Because they do not comply with the regulations governing the cannabis industry, illegal market participants’ operations may also have significantly lower costs.

In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenue are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. In particular, our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on our business, financial condition and results of operations.

Although our business has not been materially impacted by the ongoing military conflict in Ukraine, the measures that have been taken, and could be taken in the future, may have a negative impact on our costs, including for input materials, energy and transportation.

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Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

In addition, the Company may be subject to other growth-related risks, including pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.

Part of our current revenue depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination or renewal of, such contracts may adversely impact our business, financial condition and operations.

In addition, not all of the Company’s supply arrangements with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial and territorial wholesalers may purchase under the supply arrangements may therefore vary from what the Company expects or has planned for. As a result, the Company’s revenue could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial and territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice, decides to return product or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenue could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Our continued growth may require additional financing, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

An economic downturn of global capital markets may make raising additional capital more difficult. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the TSX and Nasdaq.

Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.

We are required to comply with the covenants in our convertible senior notes due February 28, 2024. These covenants may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under any debt instrument it is party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.

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We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenue from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects.
Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are

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illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products, including unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions.

Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Our success will depend on attracting and retaining key personnel.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its key personnel.
Our future success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

Dependence on Senior Management

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect the Company’s business. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term equity-based compensation, has been designed for the retention of key employees.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations.

We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests.

Future execution efforts may not be successful.

There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be

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obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.

In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.
Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.

While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability.

Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.

We may be affected by political or economic instability, including political or economic instability resulting from the recent invasion of Ukraine by Russia. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, high rates of inflation and other negative impacts on the global economy, capital markets or other geopolitical conditions. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.

In the past year, the worldwide economy has experienced significant inflation and inflationary pressures. Inflation may negatively impact our business, raise cost and reduce profitability. While we have and will continue to take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of our customers’ spending habits. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have

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engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be topically applied, inhaled and ingested or otherwise consumed by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of consumer goods and products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in the industry generally, which could have a material adverse effect on our business, financial condition and operations.

We are and may become party to litigation, mediation, and/or arbitration from time to time.

We are and may in the future become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the U.S. and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective, and efficient third-party courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

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Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations.

Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

We have in the past, and may in the future, record significant impairments or write-downs of our assets.

Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory.
In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value.

Our operations are subject to various environmental and employee health and safety regulations.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.

Climate change may have an adverse effect on demand for our products or on our operations.

Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snowstorms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation.

Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.

In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to own and protect our trademarks, patents, trade secrets and other intellectual property rights.
We rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors.

Even if we move to protect our intellectual property with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights.

Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the U.S. where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.
Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business.

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An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals have been notified, as have all required government privacy offices.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:

•remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;
•measures in response to the evolving security landscape; and
•legal expenses, including costs related to litigation, regulatory actions or penalties.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Over the past few years, we have completed a number of acquisitions, including our acquisitions of MedReleaf, CanniMed and Reliva.

Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions

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may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•actual or anticipated fluctuations in our results of operations;
•recommendations by securities research analysts;
•changes in the economic performance or market valuations of companies in the same industry in which we operate;
•addition or departure of our executive officers and other key personnel;
•release or expiration of transfer restrictions on outstanding Common Shares;
•sales or perceived sales of additional Common Shares;
•operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;
•regulatory changes affecting the Company’s industry, business and operations;
•announcements of developments and other material events by us or our competitors;
•fluctuations in the costs of vital production inputs, materials and services;
•changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•operating and share price performance of other companies that investors deem comparable to us; and
•news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.

It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.

No dividends on our Common Shares have been paid to date. We currently intend to retain future earnings, if any, for future operation and expansion. Our board of directors has the discretion to declare dividends and to prescribe the timing, amount and payment of such dividends. Such decision will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors that our board of directors may deem relevant.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect

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prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.

Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will regain and/or continue to meet the listing standards of Nasdaq and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on Nasdaq and the TSX. If we fail to comply with listing standards and Nasdaq and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•a limited availability of market quotations for our Common Shares;
•reduced liquidity for our Common Shares;
•a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;
•a limited amount of news and analyst coverage of us; and
•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As of the date of this MD&A, the closing bid price of the Common Shares on Nasdaq is not in compliance with the minimum bid price requirement set out in the Nasdaq rules. If we fail to regain compliance, whether organically or through corporate action of the Company, the Common Shares may be subject to delisting by Nasdaq. There can be no assurances that corporate action taken by the Company to regain compliance with the minimum bid price requirement, if any, will be successful.
As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.

We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of Nasdaq. We incur significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and Nasdaq. Moreover, our listing on both the TSX and Nasdaq may increase price volatility due to various factors, including the ability to buy or sell Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares.

Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended March 31, 2023. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities.

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We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to U.S. domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;
•the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the U.S. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the U.S. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the U.S. may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the U.S. could harm our ability to conduct our business.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the U.S., U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the U.S. or other foreign jurisdictions.

The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our business has and may continue to be subject to disruptions as a result of the COVID‐19 pandemic and other infectious diseases.

On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus, or COVID-19, a global pandemic.

The COVID-19 pandemic resulted in extended government-ordered measures affecting significant portions of the global economy, including in the U.S., Canada, Portugal, Australia and Germany, where we conduct significant business. Although many preventative or protective actions have been eased or lifted in varying degrees, the potential for new and more-transmissible variants means that the situation remains dynamic and subject to rapid and possibly material changes. The public health crisis caused by COVID-19 and the actions taken and continuing to be taken by governments, businesses and the public have adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

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In connection with the COVID-19 pandemic and to comply with mandates and guidance from governmental authorities, we have updated our operational procedures and safety protocols at our facilities. If governmental authorities implement further restrictions in connection with COVID-19 or other infectious diseases, we may be required to take further action, which could include a short or long-term closure of our facilities or reduction in workforce. These measures may impair our production levels or cause us to close or severely limit production at one or more facilities. Further, our operations could be adversely impacted if suppliers, contractors, customers and/or transportation carriers are restricted or prevented from conducting business activities. For example, cannabis retail stores in certain Canadian markets may close voluntarily or be forced by local governments to close or modify their operations, reducing our ability to distribute adult-use cannabis.

Reliva’s operations in the U.S. may be impacted by regulatory action and approvals from the Food and Drug Administration.

Reliva sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the FDA or state or local departments of health will seek to stop Reliva from selling its products or seek to have the claims made for those products revised. On December 20, 2018, the Farm Bill, which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and Cosmetics Act (“FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products. CBD-containing products may also be subject to the jurisdiction of state and local health authorities. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products violates the FDCA. Although the Company, through Reliva, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Reliva could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Reliva’s production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations.

The products that Reliva sells and distributes include CBD-containing topicals. On December 29, 2022, U.S. president Joe Biden signed into law the Modernization of Cosmetics Regulation Act of 2022, which significantly expands FDA’s enforcement authorities over cosmetics products and imposes new obligations on the cosmetics industry, including requirements relating to GMP, labeling, safety substantiation, facility registration and product listing with the FDA, adverse event reporting and recordkeeping, among others. While the enforcement of requirements under the new legislation will not go into effect until a year or more after the date of enactment, the regulation of Reliva’s CBD-containing topical products in the U.S. could become increasingly complex, and compliance with regulatory requirements may take significant additional resources.

The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the U.S. have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand.

Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance.

Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition

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We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.

Given the early stage of the cannabis industry, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations.

The Canadian excise duty framework affects profitability.

Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the CRA required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us in Canada, and any restrictive interpretations by the CRA or the courts of the provisions of the Excise Act, 2001 (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market.

We may hedge or enter into forward sales, which involves inherent risks.

We may hedge or enter into forward sales of our forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk (the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with us or adversely affect the financial and other terms the counterparty is able to offer us); (ii) market liquidity risk (the risk that we have entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position); and (iii) unrealized fair value adjustment risk (the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in us incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates).

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect us from adverse changes in price fluctuations, it may also prevent us from fully benefitting from positive changes in price fluctuations.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s business operations, results of operations and financial condition.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Most recently, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the U.S. Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was also placed into receivership, and, on May 1, 2023, First Republic Bank (“First Republic”), was also placed into receivership, with the FDIC accepting a bid from JPMorgan Chase Bank to assume all deposits, including all uninsured deposits, and substantially all assets of First Republic. Although the Company does not currently have any deposits at or credit facilities with such banks, some of our current vendors and/or customers might be affected. If the failure of any bank causes any of our vendors and/or customers to face financial difficulties, it could lead to a delay or inability to deliver goods and services to us or a delay or inability for our customers to pay for our products and services. On March 20, 2023, UBS Group AG agreed to buy Credit Suisse Group AG in a Swiss government-brokered deal. Despite the steps taken by central banks and other regulators to contain the effects of events affecting these financial institutions on the broader global financial system, it is not possible to predict whether other financial institutions will suffer similar problems. In the event of bankruptcy of any of the financial institutions in which the Company has deposits or investment assets, the Company may not be able to recover any such deposits or investment assets in full. Any further developments that might adversely impact financial institutions to which we have exposure to could materially and adversely affect our business, results of operations, and overall financial condition.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures(“DC&P”) (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that our disclosure controls and procedures were not effective as of March 31, 2023 at the reasonable assurance level due to the material weakness described below under “Management’s Assessment on Internal Control Over Financial Reporting.” As a result of the material weakness identified, we performed additional analysis and other post-closing procedures. Notwithstanding this material weakness, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company at March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and KPMG LLP, an independent registered accounting firm, has issued an unqualified opinion on our consolidated financial statements as of and for the period ended March 31, 2023.

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Changes to Internal Control over Financial Reporting

In fiscal 2023, the Company underwent a series of changes that materially affected or are reasonably likely to continue to materially affect the Company’s internal controls over financial reporting (“ICFR”). Management has continued efforts to develop and enhance the performance of ICFR, as described below.

Continued Enhancement of Internal Controls over Financial Reporting

In fiscal 2023, management implemented a number of business process and control improvements to address the material weaknesses disclosed in the Company’s 2022 annual reporting and Q1, fiscal 2023 quarterly reporting, respectively, including:

•Hiring additional accounting personnel with appropriate knowledge and experience with technical accounting over complex transactions, complementing the existing accounting function expertise and to enable appropriate staffing levels for the control environment
•Improving the controls over completeness and accuracy of company data and information used in the preparation of complex spreadsheets
•Modifying existing controls and implementing new controls that operated effectively to address known system limitations regarding assurance and segregation of duties

This resulted in the remediation of material weaknesses related to the control environment and insufficient personnel, controls over complex spreadsheets, and the IT general controls specific to the European business component.

Transformation Initiatives
During the period, the Company continued to implement changes aligned to its business transformation plan and drive toward EBITDA and positive cashflow, which included decommissioning of redundant systems and applications. These changes subsequently impacted business-level processes and controls, including changes in IT process and control ownership.

Acquisition of Controlling Interest in Bevo Agtech Inc.
On August 25, 2022, the Company acquired a 50.1% controlling interest in Bevo Agtech Inc., triggering the Company’s business combination controls with respect to the purchase price allocation (“PPA”) of the acquired interest. While management has extended its oversight and monitoring processes that support our ICFR, we continue to review and assess Bevo Agtech Inc.’s ICFR framework, which may result in additions or changes to the Company’s overall ICFR or processes.

Management’s Assessment on Internal Control over Financial Reporting
In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as of March 31, 2023 against the COSO Framework. Based on this evaluation, management concluded that a material weakness existed as of March 31, 2023, as described below, and due to this material weakness, ICFR is not effective as of March 31, 2023.

Management Review Controls: The Company did not consistently execute and document sufficiently precise management review controls, impacting impairment of goodwill, intangible assets and property, plant & equipment, lease accounting, business combinations and purchase price allocation, inventory provisioning, and financial statement close processes.

No material errors were identified in the consolidated annual financial statements as a result of the material weakness. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

KPMG LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements and has issued an adverse report on the effectiveness of Internal Control over Financial Reporting.

Management has excluded the acquisition of a controlling interest in Bevo AgTech Inc. from its assessment of effectiveness of DC&P and ICFR as of March 31, 2023.

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Selected financial information from the consolidated statement of comprehensive loss for the excluded controls related to the acquired business

($ thousands)
Total revenue	$20,681
Net loss	$1,268
Selected financial information from the consolidated statement of financial position for the excluded controls related to the acquired business

($ thousands)
Total Current Assets	$25,386
Total Non-Current Assets(1)	$39,869
Total Current Liabilities	$21,207
Total Non-Current Liabilities	$45,315
(1)As the goodwill and intangible assets acquired in the Bevo Agtech Inc. acquisition were tested as part of the Company’s testing of DC&P and ICFR, as applicable, they have been excluded from the table above.

Remediation Plan
Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weakness, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, and enhancement to business processes and controls as the Company continues to mature its processes.

Management has implemented, and continues to implement, control improvements within the Business Combinations business process; however, due to the nature of the non-recurring controls that are only triggered in the event of business combination activities (i.e. mergers and acquisitions), management is unable to re-test a second instance in the fiscal 2023 period to assess whether deficient controls have been remediated.

We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•the Company’s objective to deliver profitability and positive operating cash flow;
•the acquisition of Bevo and associated impact on revenue the creation of long-term value;
•future strategic opportunities;
•growth opportunities including the expansion into additional international markets;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•the repositioning and improvements in the Company’s consumer business, and associated impact on future profitability and access to new global consumer markets as they open;
•competitive advantages and strengths in Canadian and international medical cannabis, scientific leadership, multi-jurisdictional regulatory expertise , compliance, testing, cultivar breeding and product quality;
•product portfolio and innovation, and associated revenue growth and impact on future long-term success;

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•licensing of genetic innovations to other licensed producers and associated impact on revenue growth;
•expectations regarding biosynthetic production and associated intellectual property;
•critical success factors in the cannabis industry, including financial health and thoughtful capital allocation; and
•the availability of funds under the Company’s 2023 Shelf Prospectus

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, COVID-19, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Average net selling price of dried cannabis excluding bulk sales, is calculated by taking net revenue from dried cannabis, less net revenue from wholesale bulk cannabis sold in the period, which is then divided by total grams and gram equivalent of cannabis sold in the period. Management believes the average net selling price per gram or gram equivalent measure provides more specific information about the pricing trends over time
•Gross profit and margin before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from plant propagation ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit and margin before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from plant propagation ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to

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provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, acquisition costs, changes in fair value of inventory sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, out-of-period adjustments, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development, and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.
•Adjusted R&D is defined as R&D, less business transformation, non-recurring and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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